Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

June 9, 2016

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 14, 2016

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on Thursday, July 14, 2016, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

The Meeting is being called for the following purposes:

(i)	To re-elect each of (a) Alon Lumbroso and (b) Dov Ofer for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2019 and until their respective successors are duly elected and qualified; and

(ii)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until our 2017 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation.

Members of our management will be available at the Meeting to review and discuss our auditors’ report and consolidated financial statements for the year ended December 31, 2015.

Our Board of Directors unanimously recommends that you vote in favor of the above proposals, which are described in the Proxy Statement to be delivered by the Company.

Shareholders of record at the close of business on Wednesday, June 15, 2016 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of the Annual General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Monday, June 13, 2016, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-908-5800.

Sincerely, Yuval Cohen Chairman of the Board of Directors

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of the Annual General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Thursday, July 14, 2016, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of the Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about June 10, 2016 to holders of Kornit Digital ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Wednesday, June 15, 2016, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(i)	To re-elect each of (a) Alon Lumbroso and (b) Dov Ofer for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2019 and until their respective successors are duly elected and qualified; and

(ii)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until our 2017 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposals.

Quorum

On May 31, 2016, we had 30,485,501 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Wednesday, June 15, 2016, is entitled to one vote upon each part of the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal. Broker non-votes are not counted as present and entitled to vote with respect to the proposals, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to Guy Avidan, our chief financial officer, via e-mail to guy.avidan@kornit.com or via fax to his attention at +972-3-908-0280. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting, or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. All votes should be submitted by 4:00 pm (Israel time) on July 12, 2016 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to proposal 1 (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Wednesday, June 15, 2016. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Wednesday, June 15, 2016, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the General Counsel of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 23, 2016. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings, as of May 31, 2016.

Name	Number of Shares Beneficially Held	Percent(1)

Fortissimo Capital Fund II (Israel), L.P. (2)	15,037,481	49.3%

(1)	Based on 30,485,501 ordinary shares outstanding as of May 31, 2016.

(2)	Based on Schedule 13G filed by Fortissimo Capital Fund II (Israel), L.P. (“Fortissimo Fund II”), Fortissimo Capital Fund II (GP), L.P. (“Fortissimo II GP”) and Fortissimo Capital 2 Management (GP) Ltd. (“Fortissimo Management”) on February 17, 2016. Fortissimo II GP is a Cayman Island limited partnership, which serves as the general partner of Fortissimo Fund II, an Israeli limited partnership: The general partner of Fortissimo II GP is Fortissimo Management, a Cayman Islands corporation. Messrs. Eli Blatt, Yuval Cohen and Marc Lesnick are members of the investment committee of Fortissimo Management and share voting and dispositive power with respect to such shares. The principal address of Fortissimo Management is 14 Hamelacha Street, Park Afek, Rosh Ha’Ayin 48091, Israel.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2015, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F filed with the SEC on March 17, 2016, and available on the “Investor Relations” section of our Company’s website at ir.kornit.com or through the SEC’s website www.sec.gov.

PROPOSAL 1

RE-ELECTION OF OUR CLASS I DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Israeli Companies Law.

Our Board currently consists of nine directors. Each of the nominees is independent under the Nasdaq listing standards. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Our directors are divided among the three classes as follows:

(i) our Class I directors are Alon Lumbroso and Dov Ofer, whose current terms expire at the Meeting;

(ii) our Class II directors are Ofer Ben-Zur and Gabi Seligsohn, whose current terms expire at our 2017 annual general meeting of shareholders and upon the election and qualification of their respective successors; and

(iii) our Class III directors are Eli Blatt, Yuval Cohen and Marc Lesnick, whose current terms expire at our 2018 annual general meeting of shareholders and upon the election and qualification of their respective successors.

Our Board has approved the nomination of each of our Class I directors, Messrs. Lumbroso and Ofer, for re-election to our Board as a Class I director at the Meeting for a three-year term and recommends that shareholders re-elect each of Messrs. Lumbroso and Ofer as a Class I director for a three-year term. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election of each nominee as a Class I director.

Each of the nominees, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a Class I director if re-elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of either of the nominees.

Set forth below is certain biographical information regarding the background and experience for Mr. Alon Lumbroso and Mr. Dov Ofer:

Alon Lumbroso has served as a member of our board of directors since March 2015. Since July 2015, Mr. Lumbroso has served as chief executive officer of Dip-Tech Digital Printing Technologies Ltd., which is a portfolio company of Forstissimo Capital. Mr. Lumbroso is the founder and partner of WebUP, an internet enterprise established in 2014 that acquires and manages internet sites. From 2011 to 2014, Mr. Lumbroso served as President of Mul-T-Lock Ltd., a subsidiary of ASSA ABLOY, a global supplier of locks and security solutions, as well as Market Region Manager of ASSA ABLOY. From 2005 to 2011, he served as Chief Executive Officer and director of Larotec Ltd., a developer and manufacturer of web-based end-to-end solutions. In addition, from 2004 to 2012, Mr. Lumbroso served as Chairman of BioExplorers Ltd., a developer of homeland security systems for the detection of explosives. From 2003 to 2004, he served as Chief Executive Officer of MindGuard, a developer and producer of medical devices. From 2000 to 2003, he served as Managing Director of Creo Europe (now CreoEMEA and formerly CreoScitex), a manufacturer and supplier of digital presses and printers. In addition, from 1998 to 2000, Mr. Lumbroso served as Managing Directors of Scitex and CreoScitex Asia Pacific, Hong Kong. Currently, he serves as a partner and director of iCar 2007 Ltd. Mr. Lumbroso holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Bar-Ilan University in Israel.

Dov Ofer has served as a member of our board of directors since March 2015 and is a member of our audit and compensation committees. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)	“RESOLVED, that the re-election of Mr. Alon Lumbroso as a Class I director of Kornit Digital Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”; and

(b)	“RESOLVED, that the re-election of Mr. Dov Ofer as a Class I director of Kornit Digital Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”.

Required Vote

As is more fully described above, the vote required for the re-election of each of Mr. Alon Lumbroso and Mr. Dov Ofer as a Class I director is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on paragraph (a) or paragraph (b), as applicable, of this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of the two Class I directors.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In March 2015, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2015, and for such additional period until the Meeting. The audit committee of our Board approved the re-appointment of Kost Forer as the Company’s independent auditors. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders. The Company, based upon the recommendation of the audit committee and the Board, is submitting for approval the reappointment of Kost Forer, as its independent auditors for the year ending December 31, 2016, and its service until the annual general meeting to be held in 2017, and to authorize the Board following approval of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	2014	2015
	(in U.S. dollars)
Audit fees	$198,008	$414,000
Audit-related fees	-
Tax fees	55,000	69,000
All other fees	14,000	65,000
Total	$267,000	$548,000

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Company’s Board.”

“RESOLVED, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the audit committee.”

Required Vote

The approval of Proposal 2 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes). Ordinary shares present in person at the Meeting that are not voted for the approval of this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards the achievement of a majority for the proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F, filed with the SEC on March 17, 2016 and as amended on April 14, 2016, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.kornit.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Yuval Cohen, Chairman of the Board of Directors

Rosh Ha’ayin, Israel

June 9, 2016